Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
Companhia Brasileira de Petróleo Ipiranga S.A.
Commission File Number: 001-14950

COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA
NIRE 33.300.025.111 - CNPJ/MF 33.069.766/0001-81
Publicly-Traded Company

Minutes of a meeting of the Board of Directors
Held on November 12, 2007

1.           Date, Time and Location. Held on November 12, 2007 at 4 p.m. at Rua Antonio Carlos, Nº 434, in the City of São Paulo, in the State of São Paulo.

2.           Convening and Presence. Duly convened and assembled, with the presence of (including participants by telephone) Ms. Maria das Graças Foster and Mrs. Pedro Wongtschowski, Eduardo de Toledo, José Roberto Opice, André Covre, Daniel Lima de Oliveira and Luiz Carlos Teixeira, members of the Board of Directors of CBPI, in accordance with Articles 9 and 10 of CBPI's bylaws. Present, also, under the terms of Article 163, §3º of Law Nº 6.404/76, were members of the Fiscal Council of CBPI, Mrs. Carlos Mello, Tomaz Andres Barbosa and Edson Pena Júnior, the executive officers of CBPI, Mrs. Leocadio de Almeida Antunes Filho, Sergio Roberto Weyne Ferreira da Costa and José Manuel Alves Borges, and representatives of KPMG Independent Auditors (“KPMG”), Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”) and Apsis Consultoria Empresarial S/C Ltda. (“Apsis”), Srs. Alexandre Heinerman, Marco Gonçalves and Luiz Paulo César Silveira, respectively.

3.           Presiding at the Board. Pedro Wongtschowski - Chairman; and Eduardo de Toledo - Secretary.

4.           Deliberated matters. The Presiding Chairman  announced that the object of the meeting was to deliberate on the Exchange of the Shares issued by CBPI by Ultrapar Participações S.A. (“ULTRAPAR”) (“Share Exchange”). The members of the Board of Directors recognize the Share Exchange is of the interest of CBPI, which will be strengthened together with the other companies of the Ipiranga Group, and their shareholders, in order to simplify the corporate structure of the Ipiranga Group, concentrating all the shares into one publicly-traded company, permitting an alignment of all its shareholders’ interests, increasing market capitalization and share liquidity and participating in a company recognized for its high standards of corporate governance. After the presentation of the necessary clarifications by the Executive Officers, the members of the Board of Directors examined and discussed the documents sent by the executive officers, including the “Protocol and Justification for the Exchange of the Shares Issued by Companhia Brasileira de Petróleo Ipiranga by Ultrapar Participações S.A.” and the documents referred to therein. In particular, considering the position of some minority shareholders considering the intended Share Exchange, they carefully examined and discussed the results of the valuation reports prepared by Deutsche Bank Securities Inc. (“Deutsche Bank”) and Credit Suisse according to which CBPI and ULTRAPAR were valuated in order to establish the exchange ratio between the shares of CBPI and ULTRAPAR. Although the members of the Board had previously discussed with Credit Suisse, they requested additional clarifications to Credit Suisse representatives related to the final version of the document. Subsequently, the members of the Board inquired of the representatives of Credit Suisse, Apsis and KPMG if they, as specialists on this subject, considered all the pertinent legal requirements on the elaboration  of their respective valuation reports, in particular Brazilian Corporate Law, regulations of the CVM (Brazilian Securities and Exchange Commission) and generally accepted accounting practices, to which the representatives of the three companies each individually confirmed the complete conformity of their respective valuation reports to the legal precepts applicable, with the representatives of Credit Suisse in addition confirming, based on the valuation that they had prepared, that the exchange ratio offered for the Share Exchange is appropriate. Based on this examination and discussion and also considering the discussion at the meeting of the Board of Directors on November 6, 2007, during which the representatives of Credit Suisse answered to queries and clarified questions of the  members present, in accordance with the minutes  of such meeting, the members concluded, in their best judgement, that these valuation reports were prepared according to the concepts and assumptions which these banks used freely and independently in the exercising of their tasks. Thus, exercising their fiduciary duty in the fulfilment of their responsibilities, under the terms of articles 153, 154 and 155 of Law Nº 6.404/76, and having verified that the documents referred to below and the Share Exchange conform to legal and statutory requirements, decided to submit the proposal for the Share Exchange to the approval of the shareholders of CBPI, under the terms and conditions of the “Protocol and Justification for the Share Exchange issued by Companhia Brasileira de Petróleo Ipiranga by Ultrapar Participações S.A.”, and its annexes, signed by the executive officers of CBPI and ULTRAPAR on November 9, 2007. The Board of Directors authorised the Executive Officers to provide the publication of the Convening Notice for the convening of a Special Shareholders Meeting to deliberate the Share Exchange, as well as to practice all the necessary acts to implement these operations. The Board of Officers deliberated, in reason of  the previous deliberations, to convene the Special Shareholders Meeting to deliberate and approve the intended Share Exchange, for December 18, 2007.

5.           Quorum for deliberations: All the deliberations above were voted on and approved unanimously.

6.           Closing of the meeting. The presiding chairman, having offered the opportunity for any party to pronounce, none having done, declared the meeting closed, the minutes of which being duly transcript, read and approved by all those present undersigned.

São Paulo, 12 November, 2007.

Compared with original
in registry book.

Eduardo de Toledo
Secretary

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Ultrapar Participações S.A. (“Ultrapar”), Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), Companhia Brasileira de Petróleo Ipiranga (“CBPI” and together with RPI and DPPI, the “Target Companies”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Ultrapar’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Ultrapar stockholders to approve the related share exchange, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors.  Readers are referred to Ultrapar’s most recent reports filed with the SEC.  Ultrapar and the Target Companies are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document relates to a proposed transaction involving Ultrapar and the Target Companies. In connection with the proposed transaction, Ultrapar has filed with the SEC a registration statement on Form F-4 (File no. 333-146406) (the “Registration Statement”) to register Ultrapar preferred shares to be issued in the proposed transaction and that includes a prospectus of Ultrapar. Ultrapar has also filed, and intends to continue to file, additional relevant materials with the SEC. The Registration Statement and the related prospectus contain important information about Ultrapar, the Target Companies, the proposed transaction and related matters.  Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Ultrapar has also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Ultrapar will be available free of charge from the Investor Relations office of Ultrapar Participações S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910, tel: 011-55-11-3177-6695. SHAREHOLDERS OF THE TARGET COMPANIES ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.